16006244

SEC Mail Processing Section
AUG 0 1 2016
Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/15 (MM/DD/YY) AND ENDING 4/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTR, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 John F Kennedy Blvd. - Suite 401
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Crompton 267-909-8368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – if individual, state last, first, middle name)

Two Logan Square 18th & Arch Sts. St. 2001 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY!

RECEIVED
2016 JUL -2 PM 2:15
SEC / TM

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Crompton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PTR, Inc., as of April 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James Crompton
Signature

President
Title

Sworn to and subscribed before me this 25th day of Sept 20 16

Brenda M. McBride
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BRENDA M. MCBRIDE, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 3, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on Internal Accounting Control
- ☒ (p) A report on the exemption provision to Rule 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PTR, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
WITH THE REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
APRIL 30, 2016

PTR, INC.
April 30, 2016

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PTR, Inc.

We have audited the accompanying statement of financial condition of PTR, Inc. (the "Company"), as of April 30, 2016, and the related statements of operations, changes in subordinated borrowing, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of PTR, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of PTR, Inc. as of April 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information contained in attached Schedules I and II (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

July 29, 2016

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

PTR, INC.
Statement of Financial Condition
April 30, 2016

ASSETS

Cash and Cash Equivalents	$ 7,736,338
Accounts Receivable, Net of Allowance for Doubtful Accounts of $221,990	2,642,399
Deposits with Clearing Organization	4,148,307
Securities Owned, at Fair Value	6,392
Deferred Tax Asset	108,662
Property and Equipment, Net of Accumulated Depreciation	28,197
Other Assets	422,584
TOTAL ASSETS	$ 15,092,879

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable and Accrued Expenses	$ 9,387,237
Securities Sold, Not Yet Purchased	463,579
Subordinated Borrowing	500,000
TOTAL LIABILITIES	10,350,816
Stockholder's Equity	
Common stock, $1 par value - authorized 10,000 shares; issued and outstanding 1 share	1
Additional paid in capital	14,999
Retained earnings	4,727,063
Total Stockholder's Equity	4,742,063
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,092,879

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Operations
For the Year Ended April 30, 2016

Revenues	
Commissions	$ 27,437,198
Trading Income	461,278
TOTAL REVENUES	27,898,476
Expenses	
Commissions	5,100,833
Employee Compensation and Benefits	15,267,743
Exchange and Registration Fees	6,561,576
Occupancy Expense	65,277
Other Expenses	722,125
TOTAL EXPENSES	27,717,554
Income Before Income Taxes	180,922
Provision For Income Taxes	(122,149)
NET INCOME	$ 58,773

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Subordinated Borrowing
For the Year Ended April 30, 2016

Subordinated Borrowing at May 1, 2015	$ 500,000
Change in Subordinated Borrowing	0
SUBORDINATED BORROWING AT APRIL 30, 2016	$ 500,000

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended April 30, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Beginning Balance, May 1, 2015	$ 1	$ 14,999	$ 4,668,290	$ 4,683,290
Net Income	0	0	58,773	58,773
ENDING BALANCE, APRIL 30, 2016	$ 1	$ 14,999	$ 4,727,063	$ 4,742,063

The accompanying notes are an integral part of these financial statements.

PTR, INC.
Statement of Cash Flows
For the Year Ended April 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 58,773
Adjustments to Reconcile Net Income to Net Cash Flows Provided by Operating Activities	
Depreciation	1,775
Change in Deferred Tax Asset	41,734
Decrease (Increase) in Assets	
Accounts Receivable	525,294
Deposits with Clearing Organizations	236,671
Securities Owned, at Fair Value	299,062
Other Assets	(193,225)
Increase (Decrease) in Liabilities	
Accounts Payable and Accrued Expenses	435,590
Securities Sold, Not Yet Purchased	(434,724)
Net Cash Flows Provided By Operating Activities	970,950
Net Increase in Cash and Cash Equivalents	970,950
Cash and Cash Equivalents, Beginning of Year	6,765,388
Cash and Cash Equivalents, End of Year	$ 7,736,338

Supplemental Disclosure of Cash Flow Information

Cash Paid During the Year for Income Taxes	$ 490,281
Cash Paid During the Year for Interest Expense	$ 15,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange MKT LLC ("NYSE MKT"), the Chicago Board Options Exchange ("CBOE"), the International Securities Exchange ("ISE"), NASDAQ OMX PHLX ("PHLX"), National Futures Association ("NFA"), Commodities Futures Trading Commission (CFTC), and CBOE Futures Exchange ("CFE"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc.

NOTE 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest and non-interest bearing accounts.

Securities Owned and Securities Sold, Not Yet Purchased - Proprietary securities transactions in regular-way trading are recorded on the trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value in accordance with the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"). As required by the *Financial Services - Broker and Dealers* Topic of the FASB Accounting Standards Codification No. 940 ("FASB ASC 940"), any unrealized gains or losses resulting from subsequent measurement of securities owned and securities sold, not yet purchased to fair value are included in profit or loss on the statement of operations.

Derivative financial instruments used from time to time for trading purposes are carried at fair value. Fair value for exchange-traded derivatives, principally equity options, are based on quoted market prices. Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Gains and losses are included under trading income in the Statement of Operations and are considered de minimis for the year ended April 30, 2016.

Accounts Receivable - Accounts receivable are carried at cost less an allowance for doubtful accounts. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The Company does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable balances and establishes an allowance for doubtful accounts based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted. At April 30, 2016, the allowance for doubtful accounts was $221,990.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Automobiles	5 Years

Long-Lived Assets - As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of April 30, 2016.

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value of Financial Instruments - The *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs, other than quoted prices, that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments – (continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of April 30, 2016.

U.S Equities: Values based on the closing price reported on the active market in which the securities are traded and are considered Level 1 within the fair value hierarchy of the Company.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of April 30, 2016:

	Assets at Fair Value as of April 30, 2016			
	Level 1	Level 2	Level 3	Total
Assets				
Securities Owned				
U.S. Equities	$ 6,392	$ 0	$ 0	$ 6,392
TOTAL	$ 6,392	$ 0	$ 0	$ 6,392
Liabilities				
Securities Sold, Not Yet Purchased				
US Equities	$ 463,579	$ 0	$ 0	$ 463,579
TOTAL	$ 463,579	$ 0	$ 0	$ 463,579

Income Taxes - As required by the *Income Taxes* Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company has evaluated the effects of the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 3 - Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consists of trading and investment securities at fair value, as of April 30, 2016 as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Equities	$ 6,392	$ 463,579
	$ 6,392	$ 463,579

NOTE 4 - Property and Equipment

Property and equipment at April 30, 2016 were as follows:

Equipment	$ 18,986
Automobiles	78,818
Total Property and Equipment	97,804
Less: Accumulated Depreciation	69,607
Net Property and Equipment	$ 28,197

Depreciation expense for the year ended April 30, 2016 was $1,775.

NOTE 5 - Subordinated Borrowing

The Company has a note payable to a related party in the amount of $500,000. Interest on the note payable will be paid annually at a rate of 1% of the principal balance with the principal due in December 2018.

The subordinated borrowing is with a related party and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 6 - Accrued Expenses

Accrued expenses at April 30, 2016 were as follows:

Commissions Payable	$ 8,909,793
Accrued Expenses	354,873
Accounts Payable	121,701
Accrued Interest Payable	870
TOTAL ACCRUED EXPENSES	$ 9,387,237

NOTE 7 - Income Taxes

Deferred taxes are computed based on the expected tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The principal item resulting in the difference is the establishment of an allowance for doubtful accounts. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Interest and penalties are not included in the Company's income tax provision.

The provision for income taxes for the year ended April 30, 2016 was as follows:

Current Provision	
Federal	$ 63,121
State	17,294
Net Current Provision for Income Taxes	80,415
Deferred Provision	
Federal	28,753
State	12,981
Net Deferred Provision for Income Taxes	41,734
Total Provision for Income Taxes	$ 122,149

Deferred tax assets and liability at April 30, 2016 consist of the tax effect of temporary differences in the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes.

Deferred Tax Asset

Allowance for Bad Debts	$ 90,701
Charitable Contribution Carry Forward	10,796
Accrued Interest Expense Due to Stockholder	354
State NOL Carry Forward	6,811
Total	108,662
Valuation Allowable	--
Deferred Tax Receivable	$ 108,662

NOTE 7 - Income Taxes (continued)

The following is a reconciliation of income tax expense at the U.S. statutory rate and the Company's effective rate for the year ended April 30, 2016:

Tax at Statutory Rate of 34%	$ 61,513
State Income Taxes	17,294
Effect of Graduated Federal Taxes,	
Non-Deductible Expenses and Other, Net	43,342
Tax at Company's Effective Rate	$ 122,149

NOTE 8 - Related Party Transactions

The Company has transactions in the ordinary course of business with Hybrid Trading & Resources ("HTR"), which is a related party through common ownership. For the year ended April 30, 2016, the Company received reimbursements from HTR in the amount of $105,510 for floor expenses. For the year ended April 30, 2016, the Company paid commissions to HTR in the amount of $4,325,000.

NOTE 9 - Lease Commitments

The Company leases office space under a non-cancelable operating lease with monthly payments totaling $2,038 plus common operating expenses, which expires January 2017. Rental expense for the Philadelphia office for the year ended April 30, 2016 was $27,324. The Company elected to prepay the 2016 Philadelphia office rent for the entire year in January 2016. The prepaid rent balance as of April 30, 2016 was $17,497

The Company leases office space under a non-cancelable operating lease with monthly payments totaling $2,403 plus common operating expenses, which expires September 2016. Rental expense for the Chicago office for the year ended April 30, 2016 was $36,459. The minimum payment remaining on the non-cancelable operating lease is $12,015.

NOTE 10 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401(k) profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended April 30, 2016, the Company did not make a contribution to the Plan.

NOTE 11- Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 12 - Commitments and Contingencies

The Company is the subject of regulatory inquiries that could result in the assessment of fines or other sanctions. The matters are ongoing and both the date of final resolution and amounts of any potential fines are unknown. Although management cannot predict the ultimate outcome with certainty, it believes that any fines or other sanctions imposed will not have a material adverse effect on the Company's financial statements.

NOTE 13 - Net Capital Requirements

The Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(l)(i) of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Based on this election, the Company shall not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At April 30, 2016, the Company had net capital of $ 3,744,020 which was $ 3,494,020 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 2.5 to 1.

The Company is also subject to, and in compliance with, the same computation of Net Capital under Rule 1:17 of the Commodity Futures Trading Commission.

NOTE 14 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at April 30, 2016.

NOTE 15 - Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker.

NOTE 16 - Financial Instruments with Off-Balance-Sheet-Risk

The Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements as of April 30, 2016, at the fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to April 30, 2016.

In the normal course of business, the Company's customer activities invoice the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 17 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from May 1, 2016 through July 22, 2016, the date of the financial statements were available to be issued. On May 13, 2016, FINRA approved three Subordinated Loan Agreements through which three individuals lent $364,583 each to the Company. Each loan matures on May 12, 2019 and each loan earns interest at the rate of 0.07% annually. Pursuant to Schedule D of SEC Rule 15c3-1, these loans are considered acceptable capital for purposes of calculating the Firm's Net Capital. Each loan is classified as debt for the purposes of calculating the Company's debt to equity ratio. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND
RULE 1:17 OF THE COMMODY FUTURES TRADING COMMISSION
April 30, 2016

NET CAPITAL

Total Stockholder's Equity		$ 4,742,063
Liabilities Subordinated to Claims of General Creditors Allowable in Net Capital		500,000
Total Capital and Allowable Subordinated Liabilities		$ 5,242,063
Deductions		
Non-Allowable Assets		
Receivables from Brokers-Dealers	$ 868,104	
Property and Equipment, Net of Accumulated Depreciation	28,197	
Deferred Tax Asset	108,662	
Other Assets	422,584	
Total Deductions		1,427,547
Net Capital Before Haircuts on Securities Positions		3,814,516
Haircuts on Securities Positions		
Other Securities	70,496	
Total Haircuts on Securities Positions		(70,496)
NET CAPITAL		$ 3,744,020

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable and Accrued Expenses	$ 9,387,237	
TOTAL AGGREGATE INDEBTEDNESS		$ 9,387,237

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:

Minimum Net Capital Required (2% x $9,387,237)	$ 187,745
Minimum Dollar Net Capital Requirement Of Reporting Broker-Dealer	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital	$ 3,494,020
Net Capital Less 120% of Minimum ($250,000 x 120%)	$ 3,444,020
Total Aggregate Indebtedness	$ 9,387,237
Ratio: Aggregate Indebtedness to Net Capital	2.5 to 1

PTR, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION AND
RULE 1:17 OF THE COMMODITY FUTURES TRADING COMMISSION
(CONTINUED)
April 30, 2016

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF APRIL 30, 2016)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 3,874,018
Subsequent Adjustments	
Accounts Receivable, Net of Allowance for Doubtful Accounts	156,426
Deferred Tax Asset	(41,734)
Prepaid Taxes	229,037
Prepaid Expenses	(2,188)
Commissions Payable	(129,996)
Total Adjustments	211,545
Increase in Non-Allowable Assets	(341,543)
Decrease in Net Capital	(129,998)
Net Capital per the Preceding	$ 3,744,020

PTR, INC.
SCHEDULE II – COMPUTATION FOR DETERMINIATION OF RESERVE REQUIREMENT UNDER RULE 15C3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

April 30, 2016

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PTR, Inc.

We have reviewed management's statements, included in the accompanying Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under SEC Rule 15c3-3, in which PTR, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which PTR, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) PTR, Inc. stated that PTR, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. PTR, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PTR, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

July 29, 2016

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

MEMBER • NASDAQ OMX • NEW YORK STOCK EXCHANGE AMEX
CHICAGO BOARD OPTION EXCHANGE • INTERNATIONAL STOCK EXCHANGE

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. PTR Inc. claimed an exemption from SEC Rule 1 5c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year May 1, 2015 to April 30, 2016.

2. PTR Inc. met the identified exemption provisions in SEC Rule 1 5c3-3(k)(2)(ii) throughout the fiscal year May 1, 2015 to April 30, 2016 without exception.

Sign: *James Crompton* Date: 7-29-16

James Crompton, President
PTR Inc.
1800 JFK Blvd. Suite 401
Philadelphia, PA 19103
267-909-8368